05037364

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH, D.C. 202 SECTION

SEC FILE NUMBER
8- 48697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square 8th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Lennon (212) 785-4436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, CPA, PC
(Name – *if individual, state last, first, middle name*)

29 Broadway (Address) New York (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul T. Lennon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Brokerage LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001426
Qualified in Kings County
Commission Expires Sept. 8, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWOOD BROKERAGE LLC

Financial Statements
and
Supplementary Information
for year ended
December 31, 2004

Table of Contents

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditor's Report

To the Board of Directors
Redwood Brokerage LLC

We have audited the accompanying statement of financial condition of Redwood Brokerage LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Brokerage LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

Certified Public Accountants
A Professional Corporation

January 14, 2005

REDWOOD BROKERAGE LLC

Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 1,011,891
Securities owned at market (note 2)	612,498
Receivables	
Clearing broker	29,317
Advances to employees/affiliates	50,000
Investments (note 5)	549,553
Deferred tax (note 4)	26,978
Total assets	$ 2,280,237

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 53,000
Commissions payable to employees	178,546
Accrued expenses	2,018
Total liabilities	233,564
Members' Equity	2,046,673
Total liabilities and member's equity	$ 2,280,237

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Operations
For Year Ended December 31, 2004

Revenues	
Commissions (note 2)	$ 7,595,216
Trading profits	225,073
Interest and other revenue	31,247
Total revenues	7,851,536
Expenses	
Commissions - other brokers	2,649,487
Employee compensation and benefits (note 6)	3,253,246
Office	388,937
Market services	371,192
Regulatory fees and expenses	63,345
Professional fees	190,089
Telephone and communications	94,692
Travel and entertainment	193,467
Interest expense	755
Office expenses	184,678
Total expenses	7,389,888
Income before loss on investments and income tax expense	461,648
Loss on investments (note 5)	425,216
Income before income tax expense	36,432
Income tax expense	73,397
Net (loss)	$ (36,965)

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Changes in Members' Equity
For Year Ended December 31, 2004

	Amount
Balance, December 31, 2003	$ 2,478,638
Member's distributions	(395,000)
Net (loss)	(36,965)
Balance, December 31, 2004	$ 2,046,673

See notes to financial statements

REDWOOD BROKERAGE LLC

Statement of Cash Flows
For Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (36,965)
Adjustment to reconcile net (loss) to net cash (used) by operating activities	
Depreciation	14,196
Equity in loss of investees, net (note 5)	115,216
Deferred New York City tax benefit	73,397
Changes in operating assets and liabilities	
Receivable from clearing broker	(10,554)
Receivables from non-customers	5,836
Advance to employees/affiliates	(5,000)
Securities owned	(612,498)
Accounts payable	42,689
Commissions payable	77,058
Accrued expenses	(58,207)
Net cash (used) by operating activities	(394,832)
Cash flows used in financing activities	
Member distributions	(395,000)
Decrease in cash	(789,832)
Cash, beginning of year	1,801,723
Cash, end of year	$ 1,011,891
Supplemental cash flow information	
Cash paid during the year for interest	$ 755

See notes to financial statements

REDWOOD BROKERAGE LLC

Notes to Financial Statements
December 31, 2004

Note 1 - Organization and business activity

Redwood Brokerage LLC (the "Company") is a registered broker-dealer incorporated in December 1995 in the State of New York as Redwood Brokerage Services, Inc. The Company received approval from the National Association of Securities Dealers, Inc. to commence business operations in March 1996. The Company acts as an introducing broker whose business activities are to provide broker-dealer services to clients and trading on a proprietary basis. In January 2004, the Company changed its corporate status from an S Corporation to a Limited Liability Company and accordingly changed its name from Redwood Brokerage Services, Inc. to Redwood Brokerage LLC (see note 4).

The Company has an agreement with a clearing houses to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform related record keeping functions. The agreement can be canceled by either party upon 30 days written notice. The agreement states that the Company will assume its customer's obligations should a customer of the Company default on its obligations relating to securities trades executed by the clearing house. The clearing house controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guideline.

Note 2 - Summary of significant accounting policies

Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned consist of marketable securities that are marked to market.

Depreciation

Equipment is being depreciated under the straight-line method over an estimated useful life of five years. Equipment with a cost of $141,112 is fully depreciated and in use by the Company.

Commissions

Commission revenues and expenses are recorded on a trade date basis as security transactions occur.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that net capital, as defined, shall be the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $1,358,892 which was $1,258,892 in excess of the minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.172 to 1.

Note 4 - Income taxes

In January 2004, the Company changed its tax status from an S corporation to a Limited Liability Company.

REDWOOD BROKERAGE LLC

Notes to Financial Statements (continued)
December 31, 2004

As a result of the Company's election to change its tax status as noted above, the Company reports as a Limited Liability Company for Federal and State tax reporting, and as such no provision has been made for income taxes since such taxes, if any, are payable by the members' individually. The Company is subject to New York City Corporation taxes.

The Company uses the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. As a result of the Company's election to change its tax status as noted above, the deferred New York City income tax accounts reflected at December 31, 2003 have been eliminated in 2004.

The income tax expense in the accompanying statement of operations is summarized as follows:

Current	
State	$ -
City	-
	-
Deferred	
State	-
City	73,397
	73,397
Income tax expense	$ 73,397

The Company has approximately $634,000 in net tax operating loss carryforwards for New York City purposes that expire in 2024.

The net deferred tax asset at December 31, 2004 amounted to $26,978 and primarily represents the tax effect of net operating loss carryforwards and the difference between book value and tax value of investments for New York City unicorporated business tax purposes.

Note 5 - Investments

The Company has made investments in entities with ownership percentages ranging from 5% to 42.5%. Entities in which the Company owns less than 20% of the voting interest is accounted for under the cost method of accounting. Entities in which the Company owns between 20% to 50% of the voting stock or otherwise exercise significant influence over operations and financial policies of the investee are accounted for under the equity method.

A listing of investments as of December 31, 2004 is as follows:

Nextek Power Systems (NPS) - 16,000 shares of Series B Convertible Preferred Stock in a company which designs, develops and manufactures products that convert and condition electric power for high reliability, DC-based appliations	$ 400,000
Technimentals Research Group LLC (Technimentals) - 42.5% interest in a company which provides technical research to high net-worth individuals, investment partnerships and institutions.	146,253
NASD Warrants - cost basis of warrants to purchase 300 shares at prices ranging from $15 to $16 per share	3,300
	$ 549,553

REDWOOD BROKERAGE LLC

Notes to Financial Statements (continued)
December 31, 2004

The Company's investments in NPS and NASD Warrants are carried at the lower of cost or net realizable value, while its investment in Technimentals is being accounted for under the equity method.

The Company's loss on investments for the year ended December 31, 2004 is as follows:

Equity in loss - Technimentals	$	375,216
Write-off of investment (A)		50,000
	$	425,216

(A) Represents the write-off of the remaining carrying value of a 21% equity interest in a Company which owned 100% of the preferred stock in an entity financing a broker dealer that has ceased operations in 2004.

Research fees in the amount of $310,000 were paid by the Company to Technimentals and have been eliminated from the equity in loss in Technimentals.

Aggregate summarized financial information relative to the Company's investment accounted for under the equity method at December 31, 2004 is as follows:

Total assets	$	162,463
Total liabilities		16,210
Members' equity		146,253
Revenue		523,940
Net (loss)		(65,216)

Note 6 - Commitments

Employee benefit plan

The Company maintains a defined contribution plan for the benefit of all qualified employees pursuant to Section 401(K) of the Internal Revenue Code. The plan allows qualified employees to contribute a percentage of their salary, as defined. The Company is not required to make any contributions to the plan but can make discretionary contributions, as defined. During 2004, the Company made no discretionary contributions.

Contingencies

At December 31, 2004, the Company was named as a defendant in an action brought by individuals formerly associated with an affiliated entity. Management is vigorously defending this action and believes it is without merit. No provision has been made in the accompanying financial statements pending final resolution to this matter.

REDWOOD BROKERAGE LLC

Supplementary Information

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Computation of net capital		
Total member's equity		$ 2,046,673
Deduct nonallowable assets		
Advances to employees/affiliates	$ 50,000	
Investments	546,253	
Other nonallowable assets	30,278	626,531
Net capital before haircuts		1,420,142
Deduct haircuts on marketable securities		61,250
Net capital		1,358,892
Aggregate indebtedness		
Accounts and commissions payable and accrued expenses		233,564
Ratio of aggregate indebtedness to net capital		0.172 to 1
Minimum capital requirement of 6.67% of aggregate indebtedness or $100,000, whichever is greater		$ 100,000
Excess net capital		$ 1,258,892

The Company was in compliance with the exemption provisions of SEC Rule 15c3-3.

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on January 26, 2005.

* * *

PKF

Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH, D.C.
202

Independent Auditor's Supplementary Report on Internal Control

To the Members
Redwood Brokerage LLC

In planning and performing our audit of the financial statements and supplementary schedule of Redwood Brokerage LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Redwood Brokerage LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Members, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

Certified Public Accountants
A Professional Corporation

January 14, 2005